UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIDELITY BOND

Investment Company Act File Number 811-4946

THOMPSON PLUMB FUNDS, INC.
(Exact name of registrant as specified in charter)

1200 John Q. Hammons Drive
Madison, Wisconsin 53717
(Address of principal executive offices)--(Zip code)

Registrant's telephone number, including area code: (608) 827-5700

Date of fiscal year end: 11/30/2009

     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THOMPSON PLUMB FUNDS, INC.

By:	/s/ Lesley T. Bailey
Lesley T. Bailey

Thompson Investment Management, Inc.

Date: November 10, 2009

THOMPSON PLUMB FUNDS, INC.

Officer’s Certificate

     The undersigned, Nedra Pierce, Chief Compliance Officer of Thompson Plumb Funds, Inc. (the "Company"), hereby certifies that the following are resolutions unanimously passed by the Board of Directors of the Company, including all of the Directors who are not "interested persons" (as that term is defined in the Investment Company Act of 1940) of the Company, at regular meetings of the Board of Directors held on July 30, 2009:

RESOLVED, that, pursuant to the requirements of Section 17(g) of the Investment Company Act of 1940 and Rule 17g-1 thereunder, the fidelity bond (Bond No. 87044109B) issued to Thompson Plumb Funds, Inc. (the “Company”) by ICI Mutual Insurance Company in the amount of $600,000 for the period from June 30, 2009 to June 30, 2010, in the form presented with these resolutions (the "Fidelity Bond"), is hereby approved, which Fidelity Bond protects the Company against larceny or embezzlement by any of its officers and employees who singly, or jointly with others, may have access to securities or funds of the Company or any mutual fund series thereof, either directly or indirectly or through authority to draw upon such funds or direct the disposition of such securities, and which Fidelity Bond specifies that it is not to be canceled, terminated or modified except upon at least 60 days' written notice by the acting party to the affected party, and by the insurance company to the Company and the Securities and Exchange Commission; and

FURTHER RESOLVED, that the officers of the Company are hereby authorized and directed at all times to maintain the Fidelity Bond in an amount adequate to satisfy the requirements of Rule 17g-1, and to adjust the coverage when they deem it necessary and prudent without the need for prior approval of the board of directors of the Company ; and

FURTHER RESOLVED, that each mutual fund series of the Company shall pay a portion of the premium for the Fidelity Bond which bears the same relationship to the total premium as the total assets of the series bears to the aggregate assets of the Company; and

FURTHER RESOLVED, that Nedra Pierce, Chief Compliance Officer of the Company, is hereby directed to make such filings with and give such notices to the Securities and Exchange Commission as are required by Rule 17g-1 under the Investment Company Act of 1940.

     A true and complete copy of the Fidelity Bond (including all riders and amendments thereto) is attached hereto as Exhibit A. The period covered by the Fidelity Bond as to which premiums have been paid began on June 30, 2009 and continues until June 30, 2010.

     IN WITNESS WHEREOF, the undersigned has executed this Certificate in her own hand on this 11th day of August, 2009.

/s/ Nedra S. Pierce
Nedra S. Pierce, Chief Compliance Officer

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER

Thompson Plumb Funds, Inc.		87044109B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

September 30, 2009	June 30, 2009 to June 30, 2010	/S/ Swenitha Nalli

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective September 30, 2009 to be:

		Limit of Liability
Insuring Agreement A-	FIDELITY	$ 750,000
Insuring Agreement C-	ON PREMISES	$750,000
Insuring Agreement D-	IN TRANSIT	$750,000
Insuring Agreement E-	FORGERY OR ALTERATION	$750,000
Insuring Agreement F-	SECURITIES	$750,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$750,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$750,000
Insuring Agreement J-	COMPUTER SECURITY	$750,000

PROVIDED, however, that nothing herein shall increase any of the limits of liability placed on certain losses under Insuring Agreement I, as described in Rider No. 8.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.